UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

April 23, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT V, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4230217

(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036

(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Liberty Hills JV LP

On April 23, 2021, we directly acquired ownership of a “majority-owned subsidiary”, Liberty Hills JV LP (the “Haven at Liberty Hills Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $7,031,000, which is the initial stated value of our equity interest in the Haven at Liberty Hills Controlled Subsidiary (the “Haven at Liberty Hills Controlled Subsidiary Investment”). The Haven at Liberty Hills Controlled Subsidiary used the proceeds of the Haven at Liberty Hills Controlled Subsidiary Investment to recapitalize a stabilized garden-style multifamily property totaling 246 units located at 14580 Crosby Freeway, Houston, TX 77049 (the “Haven at Liberty Hills Property”). The Haven at Liberty Hills Controlled Subsidiary Investment was funded with proceeds from our Offering.

The Haven at Liberty Hills Controlled Subsidiary is managed by American Landmark LLC (“ALA”). ALA originally closed on Haven at Liberty Hills Property on January 31, 2018. ALA is an apartment owner and operator with over 23,000 units across the southern United States. ALA manages a diverse real estate portfolio valued in excess of $2 billion.

Pursuant to the agreements governing the Haven at Liberty Hills Controlled Subsidiary Investment (the “Haven at Liberty Hills Operative Agreements''), our consent is required for all major decisions regarding the Haven at Liberty Hills Property. In addition, pursuant to the Haven at Liberty Hills Operative Agreements we are entitled to receive an economic return of 8% on our Haven at Liberty Hills Controlled Subsidiary Investment at sale or refinancing. While the Haven at Liberty Hills Controlled Subsidiary Investment is outstanding, we will receive current payments on a monthly basis, which will be paid from operating cash flows. We will receive our pro rata share of operating cash flows based on our percentage ownership of the Haven at Liberty Hills Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of 1.50% of the Haven at Liberty Hills Controlled Subsidiary Investment.

On April 27, 2020, ALA secured financing of $20,339,000 through a senior secured loan from Truist – Freddie Mac (the “Haven at Liberty Hills Senior Loan”). The Haven at Liberty Hills Senior Loan features a 5-year term and 5 years interest-only at a fixed rate of 2.71%. Aggregate with the Haven at Liberty Hills Senior Loan, the Haven at Liberty Hills Controlled Subsidiary Investment features a loan-to-value (“LTV”) of 70%. The combined LTV ratio is the amount of the Haven at Liberty Hills Senior Loan plus the amount of the Haven at Liberty Hills Controlled Subsidiary Investment, divided by the appraised value of the Haven at Liberty Hills Property. LTV is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV for properties that are generating cash flow.

The Haven at Liberty Hills Property is a 246-unit, garden-style apartment property in Houston, TX. As of April 16, 2021 rent roll, the property is 94.72% occupied. The property was constructed in 2016, and the build is of wood frame construction.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT V, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:   April 29, 2021